Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

June 3, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 137

Nuveen NWQ Global Dividend Portfolio, 2Q 2016

File Nos. 333-210656 and 811-08103

Dear Ms. White:

This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Nuveen Unit Trusts, Series 137, filed on May 25, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen NWQ Global Dividend Portfolio, 2Q 2016 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. The filing states that the Trust uses country of incorporation to determine if a security is of a “non-U.S.” company. Please advise us how using country of incorporation satisfies the requirement that an investment must be “economically tied” to the non-U.S. country. See Investment Company Names, Investment Company Act Release No. 24828, as n.42 (Jan. 17, 2001).

Response: The second sentence of the second paragraph has been replace with the following: “The Trust will classify an issuer of a security as being a U.S. or non-U.S. issuer based on the determination of an unaffiliated, recognized financial data provider. Such determinations are based on a number of criteria, such as the issuer’s country of domicile, the primary exchange on which the security trades, the location from which the majority of the issuer’s revenue comes, and the issuer’s reporting currency.” Management believe this satisfies the requirement that an investment must be economically tied to the non-U.S. country.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren__________

Morrison C. Warren